LEVON RESOURCES LTD.
(An Exploration Stage Company)

Interim Financial Statements

For the three months ended June 30, 2010
(Unaudited)

Notice to Readers

Under National Instrument 51-102, Part 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management and approved by the Board of Directors of the Company and have not been reviewed by the Company’s independent auditor.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Balance Sheet
In Canadian Dollars
(Unaudited)

	June 30, 2010	March 31, 2010
		(Audited)
ASSETS
Current
Cash	$838,402	$2,020,948
Accounts receivable and prepaid expenses	37,273	28,112
Investments (Note 5)	12,212	23,880

Total Current Assets	887,887	2,072,940

Due from related party (Note 11)	63,101	48,511
Reclamation deposits (Note 6)	32,629	32,629
Mineral properties (Note 7)	4,147,803	3,059,841
Equipment (Note 9)	26,056	4,524

Total Assets	$5,157,476	$5,218,445

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$99,708	$69,802
Due to related parties (Note 11)	130,033	138,912

Total Current Liabilities	229,741	208,714

SHAREHOLDERS’ EQUITY
Capital stock (Note 10)	26,365,018	26,187,285
Contributed surplus	1,383,877	1,360,276
Accumulated other comprehensive loss	(17,261)	(5,593)
Deficit	(22,803,899)	(22,532,237)

Total Shareholders’ Equity	4,927,735	5,009,731

Total Liabilities and Shareholders’ Equity	$5,157,476	$5,218,445

Nature of Operations and Going Concern (Note 1)
Commitments (Note 13)
Subsequent Events (Note 14)

Approved on behalf of the Board:

“Louis Wolfin”
…......................................................  Director
Louis Wolfin

“Ron Tremblay”
…......................................................  Director
Ron Tremblay

The accompanying notes are an integral part of these interim financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Interim Statements of Operations and Comprehensive Loss
In Canadian Dollars
(Unaudited)

	Three months ended
	June 30, 2010	June 30, 2009

Expenses
Consulting and management fees	$72,500	$10,500
Listing and filing fees	4,225	1,887
General exploration	11,269	119
Office, occupancy and miscellaneous	31,191	7,509
Professional fees	28,744	268
Salaries and benefits	20,556	11,611
Shareholder relations and promotion	19,498	13,239
Stock-based compensation (Note 10(d))	59,656	34,288
Travel	27,120	17,337

Loss Before Other Items	(274,759)	(96,758)

Other Items
Interest income	122	9
Foreign exchange gain	2,975	4,525

Net Loss for Period	(271,662)	(92,224)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on investments (Note 5)	(11,668)	126

Total Comprehensive Loss for Period	$(283,330)	$(92,098)

Loss Per Share, Basic and Diluted	$(0.00)	$(0.01)

Weighted Average Number of Common Shares Outstanding	66,753,507	50,389,483

The accompanying notes are an integral part of these interim financial statements.

LEVON RESOURCES LTD.
(an Exploration Stage Company)
Interim Statement of Shareholders’ Equity
in Canadian Dollars
(Unaudited)

	Number of Common Shares	Capital Stock	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance, March 31, 2009	5,000,000	$22,941,591	$453,509	$(21,801,345)	$(16,776)	$1,576,979
Common shares issued for cash:
Private placement	11,651,000	2,357,589	770,261	-	-	3,127,850
Share issuance costs		(213,682)	-	-	-	(213,682)
Exercise of stock options	1,375,000	180,000	-	-	-	180,000
Exercise of warrants	2,944,135	820,447	-	-	-	820,447
Non-cash share issuance costs	187,898	(153,687)	153,687	-	-	-
Fair value of warrants and stock options exercised	-	255,027	(255,027)	-	-	-
Stock-based compensation	-	-	237,846	-	-	237,846
Net loss for year	-	-	-	(730,892)	-	(730,892)
Unrealized loss on available for sale securities	-	-	-	-	11,183	11,183
Balance, March 31, 2010	66,547,516	$26,187,285	$1,360,276	$(22,532,237)	$(5,593)	$5,009,731
Common shares issued for cash:
Exercise of warrants	380,050	141,678	-	-	-	141,678
Stock-based compensation	-	-	59,656	-	-	59,656
Fair value of warrants exercised	-	36,055	(36,055)	-	-	-
Net loss for period	-	-	-	(271,662)	-	(271,662)
Unrealized loss on available for sale securities	-	-	-	-	(11,668)	(11,668)
Balance, June 30, 2010	66,927,566	$26,365,018	$1,383,877	$(22,803,899)	$(17,261)	$4,927,735

The accompanying notes are an integral part of these interim financial statements.

LEVON RESOURCES LTD.
(an Exploration Stage Company)
Interim Statements of Cash Flows
in Canadian Dollars
(Unaudited)

	Three months ended
	June 30, 2010	June 30, 2009

Operating Activities
Net loss	$(271,662)	$(92,224)
Items not involving cash:
Amortization	1,124	163
Stock-based compensation	59,656	34,288
Changes in non-cash working capital items:
Accounts receivable and prepaid expenses	(9,161)	101,779
Accounts payable and accrued liabilities	29,906	27,840
Due from (to) related parties	(23,469)	19,203

Cash Used in Operating Activities	(213,606)	91,049

Investing Activities
Mineral properties exploration expenditures incurred	(1,087,962)	(184,711)
Purchase of equipment	(22,656)	-

Cash Used in Investing Activities	(1,110,618)	(184,711)

Financing Activity
Issue of capital stock for cash, net of issuance costs	141,678	-

Cash Provided by Financing Activity	141,678	-
Outflow of Cash	(1,182,547)	(93,662)

Cash, Beginning of Period	2,020,948	295,736

Cash, End of Period	$838,402	$202,074

The accompanying notes are an integral part of these interim financial statements.

LEVON RESOURCES LTD.
(an Exploration Stage Company)
Notes to Financial Statements
in Canadian Dollars
For the three months ended June 30, 2010 and 2009

1.           NATURE OF OPERATIONS AND GOING CONCERN

Levon Resources Ltd. (the “Company”) was incorporated under the laws of British Columbia on April 9, 1965.  The Company is an exploration stage public company whose principal business activities are the exploration for and development of natural mineral properties. There have been no significant revenues generated from these activities to date.

These financial statements are prepared on a going concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, these financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing.

At June 30, 2010, the Company had working capital of $658,146 (March 31, 2010 - $1,864,226) and a deficit of $22,803,899 (March 31, 2010 - $22,532,237). Management of the Company believes that it has sufficient funds to meet its liabilities for the ensuing year as they fall due, and to fund cash payments for administration, ongoing commitments and current planned exploration programs.

2.           SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These unaudited interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by GAAP for annual financial statements. The accounting policies are the same for the interim financial statements as those described in the audited annual financial statements and the notes thereto for the year ended March 31, 2010, except as described in Note 2 (b).

(b)	Future accounting changes

(i)	International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board announced that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The IFRS standards will be effective for the Company for interim and fiscal period reporting commencing April 1, 2011. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended March 31, 2011 and earlier where applicable. The Company is currently in the planning stages to identify the impact of adopting IFRS on its financial statements; at this time, the impact of the transition to IFRS cannot be reasonably estimated.

LEVON RESOURCES LTD.
(an Exploration Stage Company)
Notes to Financial Statements
in Canadian Dollars
For the three months ended June 30, 2010 and 2009

2.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Future accounting changes (Continued)

(ii)	Business Combinations (Section 1582); Consolidated Financial Statements (Section 1601); Non-Controlling Interests (Section 1602)

These new standards are based on IFRS 3, “Business Combinations”, and replace the existing guidance on business combinations and consolidated financial statements. These new standards require most assets acquired and liabilities assumed, including contingent liabilities, to be measured at fair value and all acquisition costs to be expensed, and also require non-controlling interests to be recognized as a separate component of equity and net earnings to be calculated without a deduction for non-controlling interests. The objective of these new standards is to harmonize Canadian accounting for business combinations with the International and United States accounting standards. The new standards are to be applied prospectively to business combinations on or after April 1, 2011, with earlier application permitted.

3.           RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, investments, accounts payable and accrued liabilities, and amounts due to/from related parties. Cash is classified as held-for-trading; investments are classified as available-for-sale; accounts receivable and due from related party are classified as loans and receivable; and accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities.

The carrying value of financial assets by category at June 30, 2010 is as follows:

	June 30, 2010
Financial Assets	Available- for-sale	Held-for- trading	Loans and receivables

Cash	$-	$838,402	$-
Investments	12,212	-	-
Due from related party	-	-	63,101

	$12,212	$838,402	$63,101

The carrying value of financial assets by category at March 31, 2010 is as follows:

	March 31, 2010
Financial Assets	Available- for-sale	Held-for- trading	Loans and receivables

Cash	$-	$2,020,948	$-
Investments	23,880	-	-
Due from related party	-	-	48,511

	$23,880	$2,020,948	$48,511

LEVON RESOURCES LTD.
(an Exploration Stage Company)
Notes to Financial Statements
in Canadian Dollars
For the three months ended June 30, 2010 and 2009

3.           RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

The carrying value of financial liabilities by category at June 30, 2010 and March 31, 2010 are as follows:

	June 30, 2010	March 31, 2010
Financial Liabilities	Other Financial Liabilities	Other Financial Liabilities

Accounts payable and accrued liabilities	$99,708	$69,802
Due to related parties	130,033	138,912

	$229,741	$208,714

The carrying amounts of cash and accounts payable and accrued liabilities are a reasonable estimate of their fair values because of their short term to maturity.

The fair value of amounts due from and to related parties have not been disclosed as their fair values cannot be reliably measured since there is no active market for such instruments.  The Company’s investment securities are measured at fair value using level 1 within the fair value hierarchy.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. Management considers credit risk on cash to be minimal because the counterparties are highly rated Canadian banks.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash at June 30, 2010 in the amount of $838,402 (March 31, 2010 - $2,020,948) in order to meet short-term business requirements. At June 30, 2010, the Company had current liabilities of $229,741 (March 31, 2010 - $208,714). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

LEVON RESOURCES LTD.
(an Exploration Stage Company)
Notes to Financial Statements
in Canadian Dollars
For the three months ended June 30, 2010 and 2009

3.           RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

(c)	Market risk

Market risk consists of interest rate risk, foreign exchange risk and other price risk. The Company is exposed to the following market risks:

Foreign exchange risk

Foreign exchange risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange fluctuation related to its mineral properties and expenditures thereon, and accounts payable in US dollar balances. A significant change in the exchange rate between the Canadian dollar relative to the US dollar could have an effect on the Company’s financial position, results of operations and cash flows. As at June 30, 2010, the Company held US cash balances totaling US$131,365 (March 31, 2010 - US$181,160) and amounts in accounts payable and accrued liabilities and due to related parties of US$105,095 (March 31, 2010 - US$114,937).  Based on the above net exposures as at June 30, 2010, a 6% change in the Canadian/US exchange rate will impact the Company’s earnings by approximately $1,600.

Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from foreign exchange risk or interest rate risk. The Company’s investments are carried at market value, and are therefore directly affected by fluctuations in the market value of the underlying securities.

4.           CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or reduce expenditures. Management reviews the capital structure on a regular basis to ensure that objectives are met.

There have been no changes to the Company’s approach to capital management during the period. The Company is not subject to external restrictions on its capital.

LEVON RESOURCES LTD.
(an Exploration Stage Company)
Notes to Financial Statements
in Canadian Dollars
For the three months ended June 30, 2010 and 2009

5.           INVESTMENTS

At June 30, 2010, the Company held shares as follows:

	Number of Shares		Cost	Accumulated Unrealized Gains (Losses)	Fair Value

Mill Bay Ventures Inc.	34,898	*	$27,918	$(19,193)	$8,725
Avino Silver & Gold Mines Ltd.	4,200		1,554	1,932	3,486
Omega Equities Corp. (at nominal value)	57,000		1	-	1
			$29,473	$(17,261)	$12,212

At March 31, 2010, the Company held shares as follows:

	Number of Shares		Cost	Accumulated Unrealized Gains (Losses)	Fair Value

Mill Bay Ventures Inc.	348,978	*	$27,918	$(6,979)	$20,939
Avino Silver & Gold Mines Ltd.	4,200		1,554	1,386	2,940
Omega Equities Corp. (at nominal value)	57,000		1	-	1
			$29,473	$(5,593)	$23,880

*In June 2010, Mill Bay Ventures Inc. consolidated its shares on a ten for one basis. Therefore, the number of these shares in the Company’s holding was adjusted from348,978 to 34,898.

Avino Silver & Gold Mines Ltd. (“Avino”) and Mill Bay Ventures Inc. (“Mill Bay”) have commondirectors with the Company.

6.           RECLAMATION DEPOSITS

The Company has pledged specified term deposits as security for reclamation permits as required by government agencies. The Company has a varying number of deposits on hand ranging from $1,000 to $6,000.  Their maturity dates range from September 17, 2010 to July 28, 2011 with interest rates ranging from 0.15% to 0.20%.

LEVON RESOURCES LTD.
(an Exploration Stage Company)
Notes to Financial Statements
in Canadian Dollars
For the three months ended June 30, 2010 and 2009

7.           MINERAL PROPERTIES

	Congress	Gold Bridge	Cordero Sanson	Other	Total
	(Note 7(a))	(Note 7(b))	(Note 7(c))	(Note 7(d))
Balance, March 31, 2009	985,980	247,780	61,546	9,092	1,304,398
Deferred exploration costs
Acquisition	-	-	72,867	-	72,867
Assays	-	-	104,085	-	104,085
Assessment, permits and filing fees	2,283	-	44,761	-	47,044
Consulting	-	153	-	-	153
Drilling	-	-	677,610	-	677,610
General supplies and services	88	-	357,442	-	357,530
Geological and management services	-	-	496,154	-	496,154

Balance, March 31, 2010	988,351	247,933	1,814,465	9,092	3,059,841
Deferred exploration costs
Acquisition	-	-		-	-
Assays	-	-		-	-
Assessment, permits and filing fees	325	-		-	325
Consulting	-	-		-	-
Drilling and exploration	-	-	1,050,000	-	1,050,000
General supplies and services	-	-		-	-
Geological and management services	-	-	37,637	-	37,637

Balance, June 30, 2010	$988,676	$247,933	$2,902,102	$9,092	$4,147,803

(a)	Congress claims

The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia.

The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. (“Veronex”). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex. The Company is looking to reacquire Veronex’s interest in the claims as Veronex had transferred its interest to another company against the terms of the original agreement and had not complied with other terms of the agreement.

(b)	Gold Bridge claims (BRX Project)

The Company owns a 50% interest in 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. The claims remain in good standing until December 2014.

LEVON RESOURCES LTD.
(an Exploration Stage Company)
Notes to Financial Statements
in Canadian Dollars
For the three months ended June 30, 2010 and 2009

7.           MINERAL PROPERTIES (Continued)

(c)	Cordero Sanson

The Cordero Sanson Property (“Cordero”) is located near Hidalgo Del Parral, Chihuahua, Mexico. The Cordero mining claims are comprised of claims wholly owned by Valley High Ventures (“Valley High”) by agreement with long-standing ranch families and small local mining companies, and certain other claims which were staked by the Company.

In February 2009, the Company signed a Letter of Intent with Valley High, whereby the Company will earn a 51% interest from Valley High by making a cash payment of US$10,000 (Cdn$12,513) (paid) and by spending $1,250,000 (incurred) by the end of February 2013 with a first year commitment of $250,000 to explore and develop the Cordero property. Within the joint venture, Valley High will be the operator until the Company vests its interests. During the vesting period, the Company will provide technical input and geologic services to complete the data synthesis, integration, targeting and drill testing. As of March 31, 2010, the Company had completed the required $1,250,000 exploration expenditures towards its earn-in commitment, with the following option payments to be completed:

(a)           US$57,500 on or before March 21, 2010 (paid);

(b)           US$10,000 on or before May 21, 2010 (paid subsequent to year end);

(c)           US$5,000 on or before July 21, 2010;

(d)           US$5,000 on or before August 21, 2010;

(e)           US$5,000 on or before October 21, 2010;

(f)           US$150,000 on or before February 21, 2011;

(g)           US$300,000 on or before February 21, 2012; and

(h)           US$1,050,000 on or before February 21, 2013.

(d)	Other claims include the Eagle ($1), Ruf and Norma Sass ($2), and Wayside ($9,089) as described below:

(i)	Eagle claims

The Company holds a 50% interest in 26 lode mining claims located in Lander County, Nevada. The claims are subject to a 3% net smelter return royalty.  The Company has no current plan to further explore or incur additional expenditures on this property beyond the minimum requirement to maintain the claims in good standing.

LEVON RESOURCES LTD.
(an Exploration Stage Company)
Notes to Financial Statements
in Canadian Dollars
For the three months ended June 30, 2010 and 2009

7.           MINERAL PROPERTIES (Continued)

(d)            (Continued)

(ii)	Ruf and Norma Sass properties

In 2003, the Company acquired from Coral Resource Inc. (“Coral”), a public company with common directors and management, an undivided one-third interest in 54 mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada (the “Property”), in consideration of cash payments of $350,292 (paid) and 300,000 common shares (issued) of the Company.

A third party holds a 3% net smelter returns royalty on the production from certain of the claims, up to a limit of US$1,250,000.

By way of an agreement dated September 25, 2008, the Company and Coral granted Barrick Gold ("Barrick”) an option to acquire a 60% interest in the claims by incurring total exploration expenditures of at least US$3,000,000 in annual installments by December 31, 2014 as follows:

(a)           Incur $250,000 on or before December 31, 2009; (completed)

(b)           Incur $250,000 on or before December 31, 2010;

(c)           Incur $500,000 on or before December 31, 2011;

(d)           Incur $500,000 on or before December 31, 2012;

(e)           Incur $600,000 on or before December 31, 2013; and

(f)           Incur $900,000 on or before December 31, 2014.

Barrick may earn an additional 10% (for an aggregate interest of 70%) by incurring an additional US$1,500,000 by December 31, 2015.  Barrick may earn an additional 5% (for an aggregate interest of 75%) by carrying Coral and the Company through to commercial production.

Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out Coral’s and the Company’s joint interest by paying US$6,000,000 and granting them a 2% net smelter returns royalty.

(iii)	Wayside claims

The Company owns 24 mineral claims in the Lillooet Mining Division, British Columbia.

LEVON RESOURCES LTD.
(an Exploration Stage Company)
Notes to Financial Statements
in Canadian Dollars
For the three months ended June 30, 2010 and 2009

7.           MINERAL PROPERTIES (Continued)

Realization of assets

The investment in and expenditures on mineral properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Mineral exploration and development is highly speculative and involves inherent risks.  While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by an undetected defect.

Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

8.           ASSET RETIREMENT OBLIGATION

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. At June 30, 2010, the Company estimates that costs relating to future site restoration and abandonment based on work done to date is immaterial. The Company has currently made no provision for site restoration costs or potential environmental liabilities as all properties are still in the exploration stage. Factors such as further exploration, inflation and changes in technology may materially change the cost estimate.

LEVON RESOURCES LTD.
(an Exploration Stage Company)
Notes to Financial Statements
in Canadian Dollars
For the three months ended June 30, 2010 and 2009

9.           EQUIPMENT

	June 30, 2010			March 31, 2010
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

Computer equipment	$2,256	$482	$1,774	$2,256	$338	$1,918
Furniture and equipment	8,443	5,967	2,476	8,443	5,837	2,606
Vehicle	22,656	850	21,806	-	-	-
	$33,355	$7,299	$26,056	$10,699	$6,175	$4,524

10.           CAPITAL STOCK

(a)           Authorized: Unlimited number of common shares without par value

(b)           Issued

During the period ended June 30, 2010:

The 380,050 warrants were exercised for gross proceeds of $141,678. The Company reallocated the fair value of these warrants previously recorded in the amount of $36,055 from contributed surplus to capital stock.

During the year ended March 31, 2010:

On January 7, 2010, the Company closed the final tranche of the brokered private placement initially closed on December 31, 2009. The Company issued 100,000 units for gross proceeds of $35,000. Each unit consists of one common share and one-half of one non-transferrable common share purchase warrant. One whole purchase warrant is exercisable into one additional common share at a price of $0.55 until December 31, 2010. The proceeds of the private placement have been allocated using the relative fair value method resulting $25,671 attributed to capital stock and $9,329 to contributed surplus.

On December 31, 2009, the Company completed a brokered private placement of 6,551,000 units at a price of $0.35 per unit for gross proceeds of $2,292,850.  Each unit consists of one common share and one-half of one non-transferrable common share purchase warrant. One whole purchase warrant is exercisable into one additional common share at a price of $0.55 until December 31, 2010. The proceeds of the private placement have been allocated using the relative fair value method resulting in $1,681,715 recorded as capital stock and $611,135 as contributed surplus. The Company paid commission equal to 7% of the gross proceeds, which consisted of $94,735 cash and 187,898 units having the same terms as the placement units. The units were valued as $48,235 attributed to capital stock and $17,529 to contributed surplus. In addition, the Company issued 458,570 broker warrants, exercisable at a price of $0.55 until December 31, 2010. The broker warrants were valued at $116,651. The fair value of the warrants, units paid as commission and the broker warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.43%, dividend yield of nil, volatility of 181.11% and an expected life of one year. The fair value of the broker warrants is recognized as share issuance costs. Total share issue costs of $348,411 were incurred as part of the private placement.

LEVON RESOURCES LTD.
(an Exploration Stage Company)
Notes to Financial Statements
in Canadian Dollars
For the three months ended June 30, 2010 and 2009

10.           CAPITAL STOCK (Continued)

(b)           Issued (Continued)

On July 29, 2009, the Company completed a non-brokered private placement of 5,000,000 units at a price of $0.16 per unit for gross proceeds of $800,000.  Each unit consists of one common share and one-half of one non-transferrable common share purchase warrant. One whole purchase warrant is exercisable into one additional common share at a price of $0.35 until July 29, 2010. The proceeds of the private placement have been allocated using the relative fair value method resulting in $650,203 recorded as capital stock and $149,797 as contributed surplus. The Company paid a cash finders’ fee of $42,336 and issued 264,600 broker warrants, exercisable at a price of $0.35 per share until July 29, 2010. The broker warrants were valued at $19,507. The fair value of the warrants and the broker warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.45%, dividend yield of nil, volatility of 179.71% and an expected life of one year. The fair value of the broker warrants is recognized as share issuance costs. Total share issue costs of $67,193 were incurred as part of the private placement.

The 2,944,135 warrants were exercised for gross proceeds of $820,447. The Company reallocated the fair value of these warrants previously recorded in the amount of $135,471 from contributed surplus to capital stock.

The 1,375,000 stock options were exercised for gross proceeds of $180,000. The Company reallocated the fair value of these options previously recorded in the amount of $119,556 from contributed surplus to capital stock.

(c)        Stock options

The Company established a stock option plan in 2004 under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis.  The stock option plan provides for the granting of stock options to employees and persons providing investor relations or consulting services up to a limit of 5% and 2%, respectively, of the Company’s total number of issued and outstanding shares per year.  The stock options are fully vested on the date of grant, except those issued to persons providing investor relation services, which vest over a period of one year.  The option price must be greater than or equal to the discounted market price on the grant date and the option expiry date cannot exceed five years from the grant date.

LEVON RESOURCES LTD.
(an Exploration Stage Company)
Notes to Financial Statements
in Canadian Dollars
For the three months ended June 30, 2010 and 2009

10.           CAPITAL STOCK (Continued)

Details of the status of the Company's stock options as at June 30, 2010 and March 31, 2010 and changes during the period then ended are as follows:

	June 30, 2010		March 31, 2010
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Options outstanding, beginning of year	1,900,000	$0.38	2,325,000	$0.17
Granted	400,000	$1.05	1,100,000	$0.50
Exercised	-	-	(1,375,000)	$0.13
Expired/forfeited	(175,000)	$0.10	(150,000)	$0.29

Options outstanding, end of period	2,125,000	$0.52	1,900,000	$0.38
Options exercisable, end of period	1,316,668	$0.33	1,537,500	$0.32

LEVON RESOURCES LTD.
(an Exploration Stage Company)
Notes to Financial Statements
in Canadian Dollars
For the three months ended June 30, 2010 and 2009

10.           CAPITAL STOCK (Continued)

(c)           Stock options (Continued)

As at June 30, 2010, the following stock options were outstanding and exercisable:

Number Outstanding	Exercise Price	Fair Value	Weighted Average Remaining Contractual Life (years)	Intrinsic Value	Expiry Date
350,000	$0.21	$0.10	0.82	$0.39	April 25, 2011
150,000	$0.10	$0.06	1.26	$0.50	October 2, 2011
25,000	$0.18	$0.11	1.58	$0.42	January 26, 2012
300,000	$0.70	$0.45	1.71	$0.00	March 15, 2012
100,000	$0.85	$0.84	1.84	$0.00	May 1, 2012
100,000	$1.25	$0.84	1.84	$0.00	May 1, 2012
100,000	$0.85	$0.63	1.96	$0.00	June 14, 2012
100,000	$1.25	$0.63	1.96	$0.00	June 14, 2012
150,000	$0.35	$0.21	2.21	$0.25	September 14, 2012
50,000	$0.50	$0.12	2.21	$0.10	September 14, 2012
400,000	$0.25	$0.12	3.83	$0.35	April 28, 2014
300,000	$0.70	$0.64	4.58	$0.00	January 28, 2015
2,125,000			2.42

Exercisable
350,000	$0.21	$0.10	0.82	$0.39	April 25, 2011
150,000	$0.10	$0.06	1.26	$0.50	October 2, 2011
25,000	$0.18	$0.11	1.58	$0.42	January 26, 2012
16,667	$0.85	$0.84	1.84	$0.00	May 1, 2012
16,667	$1.25	$0.84	1.84	$0.00	May 1, 2012
4,167	$0.85	$0.63	1.96	$0.00	June 14, 2012
4,167	$1.25	$0.63	1.96	$0.00	June 14, 2012
150,000	$0.35	$0.21	2.21	$0.25	September 14, 2012
50,000	$0.50	$0.12	2.21	$0.10	September 14, 2012
400,000	$0.25	$0.12	3.83	$0.35	April 28, 2014
125,000	$0.70	$0.64	4.58	$0.00	January 28, 2015

1,291,668			2.42

LEVON RESOURCES LTD.
(an Exploration Stage Company)
Notes to Financial Statements
in Canadian Dollars
For the three months ended June 30, 2010 and 2009

10.           CAPITAL STOCK (Continued)

(c)           Stock options (Continued)

As at March 31, 2010, the following stock options were outstanding and exercisable:

Number Outstanding		Exercise Price	Fair Value	Weighted Average Remaining Contractual Life (years)	Intrinsic Value	Expiry Date
75,000	*	$0.10	$0.08	0.01	$0.79	April 5, 2010
400,000		$0.21	$0.10	1.07	$0.68	April 25, 2011
200,000		$0.10	$0.06	1.51	$0.79	October 2, 2011
25,000		$0.18	$0.11	1.82	$0.71	January 26, 2012
300,000		$0.70	$0.45	1.96	$0.19	March 15, 2012
150,000		$0.35	$0.21	2.46	$0.54	September 14, 2012
50,000		$0.50	$0.12	2.46	$0.39	September 14, 2012
400,000		$0.25	$0.12	4.08	$0.64	April 28, 2014
300,000		$0.70	$0.53	4.83	$0.19	January 28, 2015
1,900,000				2.60

Exercisable
75,000	*	$0.10	$0.08	0.01	$0.79	April 5, 2010
400,000		$0.21	$0.10	1.07	$0.68	April 25, 2011
200,000		$0.10	$0.06	1.51	$0.79	October 2, 2011
25,000		$0.18	$0.11	1.82	$0.71	January 26, 2012
150,000		$0.35	$0.21	2.46	$0.54	September 14, 2012
50,000		$0.50	$0.12	2.46	$0.39	September 14, 2012
337,500		$0.25	$0.12	4.08	$0.64	April 28, 2014
300,000		$0.70	$0.53	4.83	$0.19	January 28, 2015

1,537,500				2.66

(d)           Stock-based compensation

Stock-based compensation expense is determined using Black-Scholes option pricing model with the following weighted average assumptions:

	June 30, 2010	March 31, 2010

Risk-free interest rate	1.51%	1.92%
Expected dividend yield	0	0
Expected stock price volatility	144.57%	127.90%
Expected option life in years	2	4.18
Forfeiture rate	0%	0%

LEVON RESOURCES LTD.
(an Exploration Stage Company)
Notes to Financial Statements
in Canadian Dollars
For the three months ended June 30, 2010 and 2009

10.	CAPITAL STOCK (Continued)

During the period ended June 30, 2010, the Company granted 400,000 stock options exercisable at prices of $0.85 and $1.25 for two years to consultants. The Company recorded stock-based compensation expense of $59,656 (2009 - $34,288) on the portion of stock options that vested during the period. The value of unrecorded stock-based compensation related to non-vested options is $279,250, which will be recognized over the remaining vesting period of twelve months.

The amounts recorded as stock-based compensation are allocated as follows:

	June 30, 2010	June 30, 2009

Directors, officers and employees	$-	$29,390
Consultants	59,656	4,898
	$59,656	$34,288

(e)           Share purchase warrants

A summary of the status of share purchase warrants as of March 31, 2010 and 2009 and changes during the years ended on those dates is presented below:

	June 30, 2010		March 31, 2010
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Warrants outstanding, beginning of year	8,698,484	$0.39	5,000,000	$0.15
Issued	-	-	6,642,619	$0.47
Exercised	(380,050)	$0.36	(2,944,135)	$0.28
Expired	-	$-	-	$-

Warrants outstanding, end of period	8,318,434	$0.39	8,698,484	$0.39

LEVON RESOURCES LTD.
(an Exploration Stage Company)
Notes to Financial Statements
in Canadian Dollars
For the three months ended June 30, 2010 and 2009

As at June 30, 2010 and March 31, 2010, the following share purchase warrants were outstanding:

		Number of Warrants
Expiry Date	Exercise Price	June 30, 2010	March 31, 2010

March 27, 2010/March 27, 2011	$0.15/$ 0.25	3,950,000	3,950,000
July 29, 2010	$0.35	533,715	870,465
December 31, 2010	$0.55	3,834,719	3,878,019

		8,318,434	8,698,484

11.           RELATED PARTY TRANSACTIONS

During the period ended June 30, 2010:

(a)
$29,037 (2009 - $17,152) was charged to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; salaries and benefits; and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors. Of this amount, $2,198 has been capitalized under mineral properties;

(b)	$37,500 (2009 - $7,500) was paid for management fees to a private company controlled by a director and officer of the Company;

(c)
$Nil (2009 - $36,382) was charged for geological management fees to a private company controlled by a director and officer of the Company. Of this amount, $Nil (2009 - $36,382) has been capitalized under mineral properties and $Nil (2009 - $Nil) has been expensed under general exploration;

The above transactions are conducted in the normal course of business and were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one month’s notice by either party.

The amount due from a related party consists of $5,564 (March 31, 2010 - $5,564) owing from ABC Drilling, which is the balance of an advance towards drilling services to be provided and $57,536 (March 31, 2010 - $42,947) due from a private company controlled by a director and officer.  Amounts due are without interest or stated terms of repayment.

Amounts due to related parties include $24,269 (March 31, 2010 - $26,426) owed to Oniva, $59,517 (March 31, 2010 - $56,788) owed to a public company related by way of common directors and $46,247 (March 31, 2010 - $57,698) owed to private companies controlled by directors of the Company. Amounts due are without interest or stated terms of repayment.

LEVON RESOURCES LTD.
(an Exploration Stage Company)
Notes to Financial Statements
in Canadian Dollars
For the three months ended June 30, 2010 and 2009

12.           SEGMENTED INFORMATION

The Company is involved in mineral exploration and development activities principally in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues for the current period or the 2010 fiscal year. The majority of losses for the current period and the 2010 fiscal year are as a result of Canadian head office costs. Acquisition costs are capitalized to mineral properties. The assets of the Company are segmented as follows:

June 30, 2010	Canada	US	Mexico	Total
Current assets	$887,887	$-	$-	$887,887
Due from related party	63,101	-	-	63,101
Reclamation deposits	32,629	-	-	32,629
Mineral properties	1,245,700	3	2,902,100	4,147,803
Equipment	26,056	-	-	26,056
	$2,255,373	$3	$2,902,100	$5,157,476

March 31, 2010	Canada	US	Mexico	Total
Current assets	$2,064,486	$-	$8,454	$2,072,940
Due from related party	48,511	-	-	48,511
Reclamation deposits	32,629	-	-	32,629
Mineral properties	1,245,373	3	1,814,465	3,059,841
Equipment	4,524	-	-	4,524
	$3,395,523	$3	$1,822,919	$5,218,445

LEVON RESOURCES LTD.
(an Exploration Stage Company)
Notes to Financial Statements
in Canadian Dollars
For the three months ended June 30, 2010 and 2009

13.           COMMITMENTS

During the year ended March 31, 2008, the Company entered into two vehicle lease agreements and is committed to vehicle lease payments of approximately $8,673. During the period, the Company purchased one of the vehicles as the lease had expired. The remaining lease expires in 2012 and the commitment for the next two years is as follows:

2011	$7,806
2012	$867

14.           SUBSEQUENT EVENTS

The following occurred subsequent to June 30, 2010:

(a)	The Company granted incentive stock options for the purchase of up to 700,000 common shares at a price of $0.65 per share exercisable on or before July 20, 2015 to directors of the Company.

(b)
The Company entered into an agreement with Canaccord Genuity Corp. (“Canaccord”), to sell 10,000,000 units at a price of $0.75 per unit for aggregate gross proceeds of $7,500,000. Each unit will consist of one common share and one-half of one common share purchase warrant. Two common share purchase warrants will entitle the holder to subscribe for one additional common share for a period of 18 months from the closing of the offering at an exercise price of $1.20. The Company will grant Canaccord an over-allotment option to purchase up to an additional 3,334,000 units for additional gross proceeds of up to $2,500,250, exercisable 48 hours prior to the closing of the offering.

In addition, the Company also announced that it will conduct a non-brokered private placement of up to $1,000,000 in units under similar terms as above.

(c)           478,715 warrants were exercised for gross proceeds of $167,550.

(d)           50,000 stock options were exercised for gross proceeds of $12,500.

(e)           55,000 warrants expired unexercised.